UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
 1934.

Commission File Number 1-13245

PIONEER NATURAL RESOURCES COMPANY
(Exact name of registrant as specified in its charter)

5205 N. O'Connor Blvd., Suite 200
 Irving, Texas  75039
(972) 444-9001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series A Junior Participating Preferred Stock, par value $.01 per share(1)
(Title of each class of securities covered by this Form)

Common Stock, $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Pioneer Natural Resources Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PIONEER NATURAL RESOURCES COMPANY

Date: August 5, 2011	By:	/s/ Frank W. Hall
Frank W. Hall,
Vice President and Chief Accounting
Officer

_____________________
(1)
The Rights to Purchase Series A Junior Participating Preferred Stock, par value $.01 per share (the “Rights”), expired on July 31, 2011, pursuant to the terms of the Rights Agreement, dated as of July 20, 2001, between the Registrant and Continental Stock Transfer & Trust Company, as Rights Agent. The Registrant initially filed a Form 8-A to register the Rights on July 24, 2001, which was amended on May 23, 2006.